December 18, 2006

Mail Stop 0409

Randle Barrington-Foote
Express Systems Corporation
114 W. Magnolia Street, Suite 446
Bellingham, WA 98225 Steve Markley

Re:	Express Systems Corporation
      Preliminary Information Statement on Schedule 14C
      Registration No. 333-107002
      Filed on December 7, 2006

Dear Mr. Barrington-Foote:

This is to advise you that we have limited our review of the Preliminary Information Statement on Schedule 14C noted above to the following comments:

1. We note that you are providing the Information Statement in connection with an amendment of your Articles of Incorporation to increase the number of authorized shares of common stock from 25,000,000 to 300,000,000. We also note that the amendment will permit you to consummate the acquisition of the outstanding shares of
DWM Petroleum AG. Please revise this Information Statement to include the applicable information required by Items 13 and 14 of
Schedule 14A.  Refer to Item 1 of Schedule 14C and Note A of
Schedule
14A.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of
1934 has been included.

      If you have any questions, please call me at (202) 551-3852.


      Sincerely,


Michael McTiernan
Special Counsel